UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 3)

CABLE ONE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share	12685J105
(Title of Class of Securities)	(CUSIP Number)

Nicole M. Maddrey
Graham Holdings Company
1300 North 17th Street
Arlington, VA 22209
(703) 345-6300

with a copy to:

Eric L. Schiele
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Donald E. Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
83,375

	8	SHARED VOTING POWER
670,909

	9	SOLE DISPOSITIVE POWER
83,375

	10	SHARED DISPOSITIVE POWER
670,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
754,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.17% (Calculated based on 5,729,380 shares of common stock, par value $0.01 per share, of Cable One, Inc. outstanding as of November 3, 2017)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

               This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share, of Cable One, Inc.  The statement on Schedule 13D filed by Donald E. Graham dated July 2, 2015 (as amended as of November 13, 2015 and as of December 22, 2017, the “Schedule 13D”), is hereby amended and supplemented as set forth below.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The amendment to the Schedule 13D is as follows:

ITEM 4. PURPOSE OF TRANSACTION

The second paragraph of Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Mr. Graham currently has no plans or proposals that relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of the Form of Schedule 13D promulgated under the Act. However, Mr. Graham reserves the right to change his plans at any time, as he may deem appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Interests of Mr. Graham:

As of January 8, 2018, Mr. Graham was the beneficial owner (as determined in accordance with Rule 13d-3(a), (c) and (d) under the Act) of 754,284 shares of Common Stock, constituting approximately 13.17% of such shares then outstanding (as determined in accordance with the Rule 13d-3(d)(1) under the Act). Such beneficial ownership was as set forth in paragraphs (a) through (o) below. Except as to the extent of: (A) his shared fiduciary voting and investment power with respect to, and partial beneficial interest in, the shares held in the trusts referred to in paragraph (e) below, (B) his shared fiduciary voting and investment power with respect to, and beneficial ownership in, the shares held in the trust referred to in paragraph (i) below and (C) his shared fiduciary voting and investment power with respect to the shares held in the trusts referred to in paragraphs (f), (g), (h), (j), (k), (l), (m) and (n) below, Mr. Graham has no beneficial interest, and expressly disclaims any beneficial interest, in the shares referred to in such paragraphs (e) through (o).

(a) 18,194 shares of Common Stock owned by Mr. Graham, as to which he had sole voting and investment power.

(b) 65,181 shares of Common Stock held in a revocable trust for the benefit of Mr. Graham. Mr. Graham, as settlor, had sole voting and dispositive power with respect to such shares. Mr. Graham has the right to revoke such trust at any time.

(c) 116,830 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Daniel L. Mosley, the other trustee.

(d) 96,000 shares of Common Stock held in a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(e) 145,000 shares of Common Stock held in trusts for the benefit of two persons (including Mr. Graham) and their descendants. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth Graham Weymouth, the other trustees.

(f) 132,492 shares of Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with Mr. Mosley, the other trustee.

(g) 7,338 shares of Common Stock held in trust for the benefit of another. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Stephen M. Graham, the other trustees.

(h) 5,000 shares of Common Stock held by a trust for the benefit of another. Mr. Graham, as trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(i) 79,395 shares of Common Stock held by a trust for the benefit of Mr. Graham. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(j) 29,363 shares of Common Stock held by trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley and Elizabeth Weymouth, the other trustees.

(k) 1,800 shares of Common Stock held in trusts for the equal benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(l) 1,044 shares of Common Stock held in trusts for the benefit of two persons. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(m) 52,832 shares of Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Mr. Mosley, the other trustee.

(n) 3,800 shares of Common Stock held in trusts for the benefit of others. Mr. Graham, as a trustee, shared voting and investment power with respect to such shares with Timothy O’Shaughnessy, the other trustee.

(o) 15 shares of Common Stock held by Mr. Graham’s spouse, Amanda Bennett.

Transactions During the Past Sixty Days:

On December 20, 2017, the Laura Graham Trust u/a/d 11/29/89 and the Mary Louise Graham Trust u/a/d 11/29/89, for each of which Mr. Graham is a trustee, distributed a total of 7,200 shares of Common Stock to the beneficiaries of such trusts.

On January 18, 2018, Mr. Graham transferred, as a charitable contribution, 71,450 shares of Common Stock to a charitable fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2018

By:	/s/ Donald E. Graham
Name: Donald E. Graham